UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to __________

Commission File Number 1-14637

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANTA HOURLY 401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banta Corporation
225 Main Street
P.O. Box 8003
Menasha, Wisconsin 54952

Banta Hourly 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004 and year ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Banta Corporation Hourly 401(k) Plan
Menasha, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Banta Corporation Hourly 401(k) Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of Banta Corporation Hourly 401(k) Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Appleton, Wisconsin
June 12, 2006

Banta Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
Mutual funds	$13,603,084	$12,391,761
Common trust funds	6,558,472	7,152,770
Common stock	661,785	612,163
Loans to participants	661,205	574,459

Total investments	21,484,546	20,731,153
Receivables:
Participant contributions	54,765	53,437
Employer contributions	5,923	5,798

Total receivables	60,688	59,235

Net assets available for benefits	$21,545,234	$20,790,388

See notes to financial statements.

Banta Hourly 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Investment income:
Net realized and unrealized appreciation in fair value of
investments	$955,230
Interest and dividends	715,959

Total investment income	1,671,189
Contributions:
Participants	1,635,214
Employer	163,766
Rollover from other qualified plans	15,886

Total contributions	1,814,866

Total additions	3,486,055
Deductions
Benefit and withdrawal payments	(2,597,340)
Administrative fees	(4,898)

Total deductions	(2,602,238)
Transfers of assets to Banta Corporation Incentive Savings Plan,
net	(128,971)

Net increase	754,846
Net assets available for benefits at beginning of year	20,790,388

Net assets available for benefits at end of year	$21,545,234

See notes to financial statements.

Banta Hourly 401(k) Plan

Notes to Financial Statements

Year ended December 31, 2005

1.  Description of Plan

The following description of the Banta Hourly 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

On April 1, 1996, Banta Corporation established the Plan as a defined-contribution plan covering certain union employees of Banta Corporation and subsidiaries (the Company) covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The purpose of the Plan is to give eligible employees an opportunity to accumulate savings on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code (Code). Employees are eligible to participate in the Plan after completion of one month of service. The Plan’s sponsor and administrator is the Company.

Participant Accounts

Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made by each participant, contributions made by the Company, and earnings accumulated on the participant’s account balance. Benefits are paid out of amounts accumulated in each participant’s account.

Investments

All participant and Company contributions are invested in funds selected by each participant. A participant may allocate his or her fund balance and contributions in increments of 1% among the various investment funds offered by the Plan, except that no more than 50% of a participant’s balance may be allocated to the Banta Corporation Stock Fund (the Fund). In March 2006, the Plan Committee voted to reduce this amount to 25% of a participant's balance.

Vesting

All participant and Company contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

Banta Hourly 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Benefits

Distribution of a participant’s account will be made in a lump sum as soon as practicable upon termination. If a participant’s balance is greater than $5,000 at the termination date, the participant may defer distribution until the year following the year they reach 70 and ½, at which time they must withdraw the minimum amount required by law.

Withdrawals

Participants may withdraw a portion of their account balance if they can prove financial hardship pursuant to the Code. Withdrawals are limited to one per year.

Loans

Participants may obtain a loan using their balance in the Plan as collateral. The maximum loan is 50% of the participant’s account balance valued as of the last valuation date. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. All loans shall bear interest at a rate of prime plus 2%. The term of the loan may not exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years. The interest rates on participant loans at December 31, 2005, ranged from 6% to 12%.

Rollovers

Participants may rollover, into the Plan, benefits arising out of participation in a tax-qualified employee pension benefit plan of a former employer, which qualifies under Code Section 401 or 403, if such benefits are eligible for rollover treatment under Code Section 402 or 408. Participants who are no longer employees of the Company may request a rollover of their account balance into a qualified Individual Retirement Account or another qualified benefit plan of which they become a participant.

Termination of the Plan

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be valued and distributed. Each participant shall receive a distribution based on the participant’s account balance.

Banta Hourly 401(k) Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition

Interest and dividend income is recorded as earned on the accrual basis.

Investment Valuation

The trustee of the Plan, Fidelity Management Trust Company, holds the Plan’s investments and executes transactions therein.

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds is based on quoted redemption values. The participant loans are valued at their outstanding balances, which approximate fair value.

The Fund, which is tracked on a unitized basis, consists of Banta Corporation common stock and funds held in the Fidelity Institutional Cash Portfolio money-market fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Banta Corporation common stock and the cash investments held by the Fund. At December 31, 2005, 37,418 units were outstanding with a value of $17.68 per unit (38,023 units were outstanding with a value of $16.10 per unit at December 31, 2004).

Banta Hourly 401(k) Plan

Notes to Financial Statements (continued)

3.  Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2005	2004
Fidelity Equity Income Fund	$5,313,683	$5,798,290
Fidelity US Equity Index Commingled Pool	3,701,739	3,754,208
Fidelity Managed Income Portfolio II	2,856,733	3,398,562
Fidelity Contrafund	2,847,168	2,305,435
MAS Midcap Growth Portfolio - Advisor Class	1,358,503	1,293,929
Fidelity Low Priced Stock Fund	1,161,389	1,144,699

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$699,044
Common trust funds	176,401
Common stock	79,785

$955,230

4.  Funding Policy

Eligible employees are able to make pretax contributions to the Plan between 1% and 50% of the participant’s compensation, as defined in the Plan document. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant’s account are limited to $14,000 in 2005 and $13,000 in 2004. The Company provides a matching contribution equal to 0% to 25% of each participant’s contribution up to a maximum of 6% of the participant’s compensation.

Allocations of earnings are made daily to the participant’s account on a pro rata basis.

Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

Banta Hourly 401(k) Plan

Notes to Financial Statements (continued)

5.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.  Related Party Transactions

Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment income.

At December 31, 2005 and 2004, there were 12,759 and 13,074 shares, respectively, of the Company’s common stock held for investment in the Fund.

The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

7.  Transfers of Assets

Net transfers of assets from the Plan to the Banta Corporation Incentive Savings Plan were $128,971 during 2005. The Banta Corporation Incentive Savings Plan is a defined-contribution plan covering selected nonunion and regularly scheduled part-time employees of the Company. It is regulated by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under ERISA.

8.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

EIN 39-0148550
Plan No. 013

Banta Hourly 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Fidelity Management Trust Company:
Fidelity Equity Income Fund*	Large Cap Growth and Income	$ 5,313,683
Fidelity US Equity Index Commingled Pool*	S&P 500 Index	3,701,739
Fidelity Managed Income Portfolio II*	Stable Value	2,856,733
Fidelity Contrafund*	Large Cap Growth	2,847,168
MAS Midcap Growth Portfolio - Advisor Class	Mid Cap Growth-Oriented	1,358,503
Fidelity Low Priced Stock Fund*	Mid Cap Growth	1,161,389
Fidelity Diversified International Fund*	International Growth	774,688
Hotchkis and Wiley Mid-Cap Value Fund Class I	Mid Cap Value	696,379
Banta Corporation Stock Fund*	Stock	661,785
Fidelity Freedom 2010 Fund*	Blended Asset Allocation	282,927
Templeton World Fund - Class A	International Growth	236,137
Fidelity Freedom 2030 Fund*	Blended Asset Allocation	195,342
Fidelity Small Cap Stock Fund*	Small Cap Growth	188,897
Fidelity Freedom 2020 Fund*	Blended Asset Allocation	165,425
PIMCO Total Return Fund	Fixed Income	145,128
Fidelity Freedom 2000 Fund*	Blended Asset Allocation	59,784
Fidelity Freedom Income Fund*	Blended Asset Allocation	53,012
Fidelity Freedom 2040 Fund*	Blended Asset Allocation	41,140
Fidelity Freedom 2005 Fund*	Blended Asset Allocation	37,061
Fidelity Freedom 2025 Fund*	Blended Asset Allocation	30,309
Fidelity Freedom 2015 Fund*	Blended Asset Allocation	16,112
Participant loans*	Interest at 6% - 12%, maturing	661,205
	through 2010

		$21,484,546

*Represents a party in interest.

SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Hourly 401(k) Plan Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANTA HOURLY 401(k) PLAN
/s/ Frank W. Rudolph
Frank W. Rudolph
Chairman, Banta Corporation Hourly 401(k) Plan
Administrative Committee
Dated: June 29, 2006

EXHIBIT INDEX

BANTA HOURLY 401(k) PLAN

FORM 11-K

Exhibit No.	Exhibit	Submission Media
23.1	Consent of Virchow, Krause & Company, LLP,	Electronic
Independent Registered Public Accounting Firm